September 27, 2007

via EDGAR and facsimile

Ms. Jill Davis
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010

RE:	Silver Wheaton Corp. Form 40-F for the Fiscal Year Ended December 31, 2006 Filed on March 26, 2007 File No. 001-32482

Dear Ms. Davis:

Thank you for your letter of August 22, 2007 (the “Comment Letter”). We have reproduced your questions in this letter and included our responses thereto.

Form 40-F for the Fiscal Year Ended December 31, 2006

1.

We note your disclosure that indicates you are a mining company.  It appears from your disclosure, that you hold various agreements to purchase refined silver at fixed prices, and also passive investments in companies engaged in mining activities.  We are unable to locate disclosures that suggest you are actively engaged in direct mining activities.  If true, please revise your disclosure to clarify the nature of your operations to avoid investor confusion.

Response:

Silver Wheaton Corp. (the “Company”) acknowledges that it is not actively engaged in direct mining activities.  The Company respectfully submits, however, that it is a mining company for the following reasons:

(i.)

 the Company’s results of operations and investments are subject to most of the significant risks applicable to direct mining operations and therefore investors acquiring its securities are subject to these risks; and

(ii.)

silver is only delivered to the Company in the event it is produced by the mine operator at the mine level.

In effect, the Company’s business is the acquisition of the silver portion of poly-metallic mines.  While the Company is not the mine operator, it is subject to most of the exploration, development and operating risks of mines and mining assets.  An illustration of this is the information used by the Company’s management and Board of Directors in evaluating transactions, before the production arrangements were purchased, which analysis was primarily focused on the geology of the mines and included complex mine models and visits by Company mining engineers to assess the mines.

The view that the Company is taking on mining and production risk is supported by the Canadian securities laws.  The British Columbia Securities Commission, the Company’s lead regulator in Canada, requires the Company to file National Instrument 43-101 compliant reports which are only required for mining assets.  The purpose of National Instrument 43-101 is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer.

Silver Wheaton Corp.

File No.  001-32482

In addition, the Company respectfully submits that under SEC Industry Guide 7, paragraph (a)(4)(iii), the Company falls within the broad definition of a production stage mining company in that the Company engages in the exploitation of mineral deposits.

Further, the Company also believes that the specific nature of the Company’s mining activities are disclosed on page 6 of the Company’s Canadian Annual Information Form which was filed as part of the Company’s annual report on Form 40-F under the captions “Principal Product”, “Operations” and “Risk Factors”.

The Company proposes to add the following disclosure to its 2007 Annual Information Form:

The Company is not directly involved in the ownership or operation of mines.  However, the silver contracts that the Company has entered into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under the Company’s contracts it acquires silver production at a fixed cost.  As a result of the Company’s operating model, the Company is subject to additional risks as outlined in the “Risk Section” under the headings “Risks relating to the Corporation” and “Risks relating to the Mining Operations”.

Notes to the Consolidated Financial Statements, page 25

Note 2. Accounting Policies, page 25

Silver Contracts, page 25

2.

We note that the amounts paid for contracts for which settlement is called for in silver are recorded at cost and the cost is separately allocated to reserves, resources and exploration potential.  Please quantify the amounts allocated to each.

Response:

The amounts allocated to reserves, resources and exploration potential as at December 31, 2006, are set out below:

(US dollars in thousands)	Luismin	Zinkgruvan	Yauliyacu	Total
Reserves	$ 11,677	$ 28,986	$ 24,467	$ 65,130
Resources	71,993	33,739	151,061	256,793
Exploration potential	104,477	9,092	99,191	212,760
Total	$ 188,147	$ 71,817	$ 274,719	$ 534,683

Silver Wheaton Corp.

File No.  001-32482

Engineering Comments

General

3.

Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note that EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

The Company is a Canadian "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act that is eligible to use, and files and furnishes its reports with the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the "MJDS"), a bilateral disclosure system adopted by the Commission and Canadian securities regulators that, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents.

Under the MJDS, the Company is permitted to prepare its mining disclosure in accordance with Canadian securities laws, including National Instrument 43-101 Standards of Disclosure for Mineral Projects, which differ from the requirements under U.S. securities laws, and Canadian securities regulators are responsible for the review of such disclosure under the MJDS. The Company confirms to the Staff that its mining disclosure complies with applicable Canadian requirements as construed by Canadian regulatory authorities.

However, we thank you for your comments, and will comply with this suggestion in our next Canadian Annual Information Form for fiscal 2007 and in other future filings.

Silver Wheaton Corp.

File No.  001-32482

4.

Please add a risk factor stating you are dependent on the continued operation of these four other mining properties, owned by Glencore International, Goldcorp or Luismin, and Lundin Mining for your future revenue streams.  Their financial future and possible curtailment of their operations due to adverse conditions may have a serious impact on your future revenue stream.

Response:

The Company respectfully submits that disclosure relating to the risks of the properties owned by Glencore International, Goldcorp/Luismin and Lundin Mining can be found in the risk factors set out on page 7 of the Company’s Canadian Annual Information Form which was filed as part of the Company’s annual report on Form 40-F under the captions “Subject to Same Risk Factors as Luismin, Zinkgruvan and Yauliyacu Mines” and “No Control Over Luismin, Zinkgruvan and Yauliyacu Mines” as well as the risk factors set out starting at page 9 Canadian Annual Information Form under the caption “Risks relating to the Mining Operations”.

Summary of Proven and Probable Resources, page 16 & Mining Resources, page 18

5.

Please change the Yauliyacu reserve and resource tables to reflect the reserve/resources are as of December 31, 2006.

Response:

The Yauliyacu reserve and resource update for 2006 was not completed in time for the Company to incorporate them into the Company’s 2006 annual report on Form 40-F as Glencore International AG is a private company and does not have the same filing requirements.  The Company furnished the December 31, 2006 reserves and resources in a subsequent Report on Form 6-K filings which included the Company’s quarterly financial statements for the periods ended March 31, 2007 and June 30, 2007 which were filed on May 2, 2007 and August 3, 2007 respectively.

The Company believes that its mining disclosure complies with applicable Canadian requirements.

Proven & Probable Resources, page 23

6.

Clarify that the reserve silver cutoff grade may also be influenced by the other byproduct metals associated with the silver ores mined.  Please also disclose your reserve estimates were not prepared by your company and you only report the silver components for the other companies multi-element reserve reports.  Additionally please also indicate the portion of the quantities disclosed for which you contractually have the right to purchase.  Highlight to investors that the entire reserve quantities disclosed do not represent quantities that you currently have a contractual right to purchase and ultimately sell.

Response:

The Company respectfully submits that the requested disclosure relating to independent reserve and resource estimates are included in the footnotes of the reserve and resource tables.  The companies and the qualified persons’ that completed the reserve and resource estimate for each operation are included in these footnotes. In addition, the disclosure relating to the quantities of silver that the Company contractually has the right to purchase affects only the Yauliyacu contract for which disclosure can be found on page 12 of the Canadian annual information form included in the Company’s Form 40-F under the Yauliyacu transaction heading.

Silver Wheaton Corp.

File No.  001-32482

The Company believes that its mining disclosure complies with applicable Canadian requirements as construed by Canadian regulatory authorities however, in future disclosure that involves reserve and resource estimates, the Company will include an additional footnote to the tables stating the following: “Silver is produced as a byproduct metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the mine.”

7.

We note your silver cutoff grade does not use the $3.90 per ounce silver received but instead uses the silver prices as reported by the other operating companies, ie. Goldcorp – San Dimas & San Martin Mines - $7.00 Ag (Gold & Silver), Lundin Mining – Zinkgruvan mine - $5.75 Ag (Zinc, Lead, Copper, Silver), Glencore International – Yauliyacu mine - $6.00 Ag (Zinc, Lead, Copper, Silver).  These mining companies may use a total mining cost, metal equivalent grade or a NSR value to determine the actual ore and waste material boundaries.  Please explain how these cutoff grade values may use commodity prices that vary from the contracted revenues received and generate a profit.

Response:

The Company’s understanding is that the mine operators use spot metal prices (including for silver) to determine the actual ore and waste material boundaries.

The Company believes that its mining disclosure complies with applicable Canadian requirements.

Acknowledgement of Responsibility:

In addition, the Company acknowledges that:

(1)

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* *  *

We appreciate your interest in our disclosure and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

/s/ Nolan Watson

Nolan Watson
Chief Financial Officer

cc:

John Cannarella

Kevin Stertzel

Ken Schuler

Securities and Exchange Commission

Jim Baron

Deloitte & Touche LLP

Mark Bennett

Jennifer Traub

Cassels Brock & Blackwell LLP

Gil Cornblum

Dorsey & Whitney LLP